Exhibit 99.8

LZ TECHNOLOGY HOLDINGS LIMITED

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purposes of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of LZ TECHNOLOGY HOLDINGS LIMITED (the “Company”) is to identify and to recommend to the Board individuals qualified to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to develop and recommend to the Board a set of corporate governance principles applicable to the Company; and to oversee the evaluation of the Board.

COMPOSITION OF THE COMMITTEE

The Committee shall consist of two or more directors, as determined from time to time by the Board. Each member of the Committee shall be qualified to serve on the Committee pursuant to the applicable rules of the stock market on which the Company’s shares are trading (the “Stock Market Rules”) and any additional requirements that the Board deems appropriate. Composition of the Committee shall also comply with any other applicable laws and regulations.

The chairperson of the Committee (the “Chairperson”) shall be designated by the Board. Any vacancy on the Committee shall be filled by the Board. No member of the Committee shall be removed except by the Board.

MEETINGS AND PROCEDURES OF THE COMMITTEE

The Committee shall meet as often as it determines necessary to carry out its duties and responsibilities, but no less frequently than once annually. The Chairperson shall preside at each meeting and, in the absence of the Chairperson, one of the other members of the Committee shall be designated as the acting chair of the meeting. The Chairperson, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this charter. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary.

Unless the Committee or the Board adopts other procedures, the provisions of the Company’s memorandum and articles of association, as amended and restated from time to time, applicable to meetings of Board committees will govern meetings of the Committee.

The Committee shall maintain minutes of its meetings and records relating to those meetings and shall report regularly to the Board on its activities, as appropriate.

Subject to the provisions of the Company’s memorandum and articles of association, as amended and restated from time to time, the Committee may delegate its authority to subcommittees or the Chairperson of the Committee when it deems it appropriate and in the best interests of the Company.

DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

(a)	To assist in identifying, recruiting and, if appropriate, interviewing candidates to fill positions on the Board, including persons suggested by the shareholders of the Company or others.

(b)	To recommend to the Board the director nominees for election by the shareholders of the Company or appointment by the Board, as the case may be.

(c)	To review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including but not limited to an employment change, and to recommend whether or not the director should be re-nominated.

(d)	To review annually with the Board the composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Stock Market Rules.

(e)	To review periodically the size of the Board and to recommend to the Board any appropriate changes.

(f)	To make recommendations on the frequency and structure of Board meetings.

(g)	To make recommendations concerning any other aspect of the procedures of the Board that the Committee considers warranted, including but not limited to procedures with respect to the waiver by the Board of any Company rule, guideline, procedure or corporate governance principle.

(h)	After consultation with the Chairman of the Board and Chief Executive Officer and after taking into account the experiences and expertise of individual directors, to make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee, including the Committee, and to recommend individual directors to fill any vacancy that might occur on a committee, including the Committee.

(i)	To monitor the functioning of the committees of the Board and to make recommendations for any changes, including the creation and elimination of committees.

(j)	To review annually assignments of the committees of the Board and the policy with respect to the rotation of committee memberships and/or chairpersonships, and to report any recommendations to the Board.

(k)	To recommend that the Board establish such special committees as may be desirable or necessary from time to time in order to address ethical, legal or other matters that may arise. The Committee’s power to make such a recommendation under this charter shall be without prejudice to the right of any other committee of the Board, or any individual director, to make such a recommendation at any time.

(l)	To develop and review periodically, and at least annually, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the Stock Market Rules and to recommend any desirable changes to the Board.

(m)	To consider any other corporate governance issues that arise from time to time, and to develop appropriate recommendations for the Board.

(n)	To oversee the evaluation of the Board as a whole and evaluate and report to the Board on the performance and effectiveness of the Board.

EVALUATION OF THE COMMITTEE

The Committee shall report to the Board periodically. At least annually, the Committee shall evaluate its own performance and report to the Board on such evaluation. The Committee shall also periodically review and assess the adequacy of this charter and recommend any proposed changes to the Board for approval.

INVESTIGATIONS AND STUDIES; OUTSIDE ADVISERS

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities, and may retain, at the Company’s expense, such independent counsel or other consultants or advisers as it deems necessary. The Committee shall have the sole authority to retain or terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms, such fees to be borne by the Company.